U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                    (Check One):
         [ ] Form 10-K [ ] Form 20-K [X] Form 10-Q [ ] Form N-SAR For Period Ended:_January 29, 1994_
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:________________


         Part I - REGISTRANT INFORMATION

                           Commission file number 1-7636


                               DATAPOINT CORPORATION
               (Exact name of registrant as specified in its charter)


                 Delaware                          74-1605174
         (State of incorporation)     (I.R.S. Employer Identification No.)

                      5-7 rue Montalivet 75008, Paris, France
               8400 Datapoint Drive, San Antonio, Texas 78229-8500
              (Address of principal executive offices and Zip Code)

                                (33-1) 40 07 37 37
                                  (210) 593-7000
               (Registrant's telephone number, including area code)


         PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                             (Check box if appropriate)

         [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [ ] The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.







         PART III - NARRATIVE

         Logistics problems with traveling executives delayed internal review of Form 10-Q.

         PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             David G. Hargraves      (210) 593-7901


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) been filed?

             [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [ ] Yes  [X] No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         __________________________________________________________________


         DATAPOINT CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date:  March 15, 1994         ___/s/ David G. Hargraves___
                                            David G. Hargraves
                                            Vice President and
                                            Chief Financial Officer
                                            (Chief Accounting Officer)